LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                           FACSIMILE: (415) 981-4840


                                November 15, 2005

BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

        Re: ATEL Capital Equipment Fund VIII, LLC (the "Company) Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005
                 SEC File No. 0-33103

Dear Mr. Decker:

     This letter is in preliminary response to your comment letter dated November 1, 2005 on the above referenced reports.

     In light of the prior discussions between the Staff and the Company's manager concerning materiality as it relates to capitalization of Initial Direct Cost (IDC) and amortization of IDC, the Company has conceded that it will view materiality in accordance with the Staff's view that changes resulting in material increases or decreases in recorded net income or loss will be material to an issuer such as the Company and its affiliated equipment leasing programs. Accordingly, the Company further concedes that the effect of the $742,000 interest expense item is material to the Company's results of operations for the years ended December 31, 2002 and December 31, 2003.

     As I understand you discussed with Michael Huie of the Company's accounting staff by telephone, the Company intends to address the affects of this interest expense item in the same restatement of its financial statements being prepared to address the IDC issues. Additionally, the Company will be reviewing any other adjustments to its financial statements for 2002, 2003 and 2004 to the extent its determinations as to materiality were based on measurements excluding the effects on net income or loss.

Mr. Rufus Decker
November 15, 2005
Page 2


     By separate correspondence, we are filing the required representations of the Company relating to your comment letter. Please contact us with any further questions or comments in this regard.


                                        Very truly yours,

                                        /s/ PAUL J. DERENTHAL

                                        Paul J. Derenthal

cc:      Mr. Paritosh Choksi
         Mr. Michael Huie
         Mr. Leon Chin
         Mr. Hubert Ban
         Ms. Meagan Caldwell